UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares
Par value 10 pesos per share (the “Class D Shares”)
American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen
Cerrito 740, 1o Piso
(C1010AAP) Buenos Aires
Argentina
Attn: Mr. Mauro R. Dacomo
+54 11 55 55 01 03

with a copy to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attn: Andrés de la Cruz
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 2 of 11

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Enrique Eskenazi
Sebastián Eskenazi
Matías Eskenazi Storey
Ezequiel Eskenazi Storey
Petersen Energía, S.A.
Petersen Energia Inversora S.A.
Petersen Energía Inversora, S.A.
Petersen Energía Inversora Holdings, S.A.
Petersen Inversiones Spain, S.A.

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This Amendment No.11 (the “Eleventh Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on February 29, 2008, with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in the Schedule 13D), with respect to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share.  Capitalized terms used but not otherwise defined in this Eleventh Amendment have the meaning ascribed to such terms in the Schedule 13D, as amended.

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 2.	Identity and Background
Pursuant to the Second Option Transaction, on May 19, 2011, PEISA, Repsol and certain of Repsol’s affiliates entered into the Second Option Share Purchase Agreement (as defined in Item 4) pursuant to which Repsol sold to PEISA, and PEISA acquired from Repsol the Second Option Shares, which consist of, 39,331,279 Class D shares (and/or ADSs or ADRs representing such shares) of common stock of YPF representing 10% of the total outstanding capital stock of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration
                          The Second Option Transaction was consummated on May 19, 2011.  PEISA  paid Repsol $1,304,032,488  (the “Second Option Purchase Price”) for the Second Option Shares (US$33.1551 per Class D Share).

PEISA financed the Second Option Purchase Price as follows:

(i)	$678,096,894.00 were advanced by a syndicate of financial institutions as loans under the Second Option Senior Secured Term Loan Facility dated as of May 3, 2011; and

(ii)	$625,935,594.00 were funded by Repsol pursuant to a Second Option Seller Credit Agreement between PEISA and Repsol, dated May 19, 2011.

The Second Option Senior Secured Term Loan Facility has been previously filed as Exhibit 99.24 to the Schedule 13D and is incorporated herein by reference.  The Second Option Seller Credit Agreement is hereby filed as Exhibit 99.30 to the Schedule 13D. Any description of the Second Option Seller Credit Agreement contained herein is qualified in its entirety by reference to Exhibit 99.30.

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Item 4.	Purpose of the Transaction

(a)-(b) On May 19, 2011, PEISA, Repsol and certain affiliates of Repsol executed a share purchase agreement  relating to the purchase of the Second Option Shares (the “Second Option Share Purchase Agreement”) (a copy of which is hereby filed as Exhibit 99.31 to the Schedule 13D). Under the Second Option Share Purchase Agreement, PEISA acquired the Second Option Shares, representing 10% of the Issuer’s outstading capital stock.
To finance the Second Option Purchase Price, PEISA entered into the following agreements:  (i) the US$700,000,000 Second Option Senior Secured Term Loan Facility, to generate funds to pay a portion of the purchase price for the Second Option Shares and certain costs and expenses incurred in connection with the Second Option Transaction; (ii) an assignment of the Options Registration Rights Agreement (the “Assignment of the Options Registration Rights Agreement”, a copy of which is included in Exhibit 99.36 hereto) providing for the assignment to PEISA of the rights of the Eskenazi Family and PESA under the Options Registration Rights Agreement; (iii) the Second Option Seller Credit Agreement, among PEISA, Repsol and The Bank of New York Mellon, as collateral agent, for the amount of US$625.935.594, to provide the financing of the Second Option Purchase Price; (iv) an intercreditor agreement  (the “Second Option Intercreditor Agreement”, a copy of which is included in Exhibit 99.32 hereto) among PEISA, Repsol and the lenders under the Second Option Senior Secured Term Loan Facility; (v) a seller pledge and security agreement (the “Second Option Seller Pledge and Security Agreement”, a copy of which is included in Exhibit 99.33 hereto) between PEISA and The Bank of New York Mellon, acting as Collateral Agent, providing certain security for the repayment of amounts due under the Second Option Seller Credit Agreement; (vi) a security agreement (the “Second Option Security Agreement”, a copy of which is included in Exhibit 99.34 hereto) between PEISA and The Bank of New York, acting as Collateral Agent, providing certain security for the repayment of amounts due under the Second Option Senior Secured Term Loan Facility; and (vii) a secured subordinated promissory note to Repsol in aggregate principal amount of $625,935,594 (the “Seller Promissory Note”, a copy of which is included in Exhibit 99.35 hereto).

Any description of the Second Option Transaction or any of the above-mentioned agreements contained herein is qualified in its entirety by reference to the agreements attached as Exhibits 99.31 to 99.35 hereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)  As a result of the Second Option Transaction, PEIHSA and PEISA beneficially own, directly or indirectly, 41,541,471 ADSs (representing 41,541,471 Class D Shares), which represent 10.56% of the outstanding capital stock of YPF. Furthermore, PEISA and PEIHSA may be deemed to have shared power to vote or to direct the vote of up to 41,541,471 Class D Shares.

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                        Petersen Argentina is the owner of (i) 100% of the share capital of PEIHSA and (ii) 100% of the share capital of Petersen Spain. Accordingly, Petersen Argentina beneficially owns 100,145,077 ADSs (representing 100,145,077 Class D Shares). Petersen Argentina is wholly owned by the Eskenazi Family. Accordingly, the Eskenazi Family beneficially owns 100,145,077 ADSs (representing 100,145,077 Class D Shares), which represent 25.46% of the outstanding capital stock of YPF, and may be deemed to have shared power to vote or to direct the vote of up to 100,145,077 Class D Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and in Exhibits 99.30 to 99.36 attached hereto is incorporated herein by reference.

Second Option Share Purchase Agreement

Under the terms of the Second Option Share Purchase Agreement, PEISA  purchased from Repsol and certain Repsol affiliates, and Repsol and certain affiliates sold to PEISA, 39,331,279 Class D shares of YPF and/or ADRs or ADSs representing such shares) representing 10% of the total share capital of YPF from Repsol.

Pursuant to this agreement, Repsol agrees to indemnify PEISA (on substantially the same terms as the Share Purchase Agreement) for any damages or losses resulting from any misrepresentation, breach or default of any provision under the Second Option Share Purchase Agreement. In addition to the terms and conditions described above, the Second Option Share Purchase Agreement contains other customary provisions.

The foregoing description of the Second Option Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Option Share Purchase Agreement, which is attached hereto as Exhibit 99.31 and is incorporated by reference herein.

Assignment of the Options Registration Rights Agreement

The Eskenazi Family and PESA assigned to PEISA their rights under the Options Registration Rights Agreement pursuant to the Assignment of the Options Registration Rights Agreement.

                      The foregoing description of the Assignment of the Option Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the assignment of the Assignment of the Option Registration Rights Agreement, which is attached hereto as Exhibit 99.36 and is incorporated by reference herein

Second Option Seller Credit Agreement

Pursuant to the Second Option Seller Credit Agreement, Repsol made available US$625,935,594 to PEISA , which PEISA applied to pay a portion of the purchase price for the Second Option Shares. No cash was disbursed to PEISA in connection with the Second Option Seller Credit Agreement. The Second Option Seller Credit Agreement is subordinated to the Second Option Senior Secured Term Loan Facility and secured by the Second Option Shares only to the extent such Second Option Shares are not subject to a lien in favor of the lenders under the Second Option Senior Secured Term Loan Facility, in accordance with the terms of the Second Option Intercreditor Agreement (as described below).

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The Second Option Seller Credit Agreement (a) accrues interest until November 15, 2016 at an initial interest rate of 7.4%, decreasing to 6.5% on November 15, 2016, and only permits cash interest payments commencing on May 15, 2017, (b) does not permit any scheduled amortization, mandatory or optional prepayments, for so long as the Second Option Senior Secured Term Loan Facility is outstanding (other than as permitted therein), (c) shall not be repaid while the Second Option Senior Secured Term Loan Facility is outstanding and (d) any security granted in connection with the Second Option Seller Credit Agreement shall allow and permit the borrower to encumber the Second Option Shares pledged at the time as security for the lenders under the senior financing in connection with the financing of the Second Option Senior Secured Term Loan Facility. The Second Option Seller Credit Agreement contains other customary terms and conditions.

The foregoing description of the Second Option Seller Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Option Seller Credit Agreement, which is attached hereto as Exhibit 99.30 and is incorporated by reference herein.

Second Option Security Agreement

In connection with the Second Option Senior Secured Term Loan Facility, PEISA and The Bank of New York Mellon, as Collateral Agent for the lenders under the Second Option Senior Secured Term Loan Facility, entered into the Second Option Security Agreement to guarantee the satisfaction of the Secured Obligations (as such term is defined in the Second Option Security Agreement) with the Collateral (as such term is defined in the Second Option Security Agreement). The Second Option Security Agreement contains other customary terms and conditions.

                      The foregoing description of the Second Option Security Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Option Pledge and Security Agreement, which is attached hereto as Exhibit 99.34 and is incorporated by reference herein.

Second Option Seller Pledge and Security Agreement

In connection with the Second Option Seller Credit Agreement, PEISA and The Bank of New York Mellon, as Collateral Agent for the lenders under the Second Option Seller Credit Agreement, entered into the Second Option Seller Pledge and Security Agreement to guarantee the satisfaction of the Secured Obligations (as such term is defined in the Second Option Seller Pledge and Security Agreement) with the Collateral (as such term is defined in the Second Option Seller Pledge and Security Agreement). The Second Option Security Agreement also contains other customary terms and conditions.

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The foregoing description of the Second Option Seller Pledge and Security Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Option Seller Pledge and Security Agreement, which is attached hereto as Exhibit 99.33 and is incorporated by reference herein.

Second Option Intercreditor Agreement

Repsol,the Lenders (as defined in the Second Option Intercreditor Agreement), Credit Suisse AG, London Branch as Senior Agent and Intecreditor Agent, The Bank of New York Mellon as Collateral Agent, PEIHSA as the Shareholder and PEISA entered into an intercreditor agreement pursuant to which Repsol agreed, among other things, that the Second Option Seller Credit Agreement will be subordinated to the Second Option Senior Secured Term Loan Facility, pursuant to the terms and subject to the conditions contained therein. The foregoing description of the Second Option Intercreditor Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Option Intercreditor Agreement, which is attached hereto as Exhibit 99.32 and is incorporated by reference herein.

Seller Promissory Note

Pursuant to the terms of the Second Option Senior Secured Term Loan Facility, PEISA issued a subordinated secured note to Repsol representing the principal amount of the loan advanced by Repsol (i.e. $625,935,594).

The foregoing description of the Seller Promissory Note does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Seller Promissory Note, which is attached hereto as Exhibit 99.35 and is incorporated by reference herein.

The descriptions of the agreements set forth above do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the relevant agreement or document, each of which is attached hereto under the above-referenced Exhibit and is incorporated by reference herein.

To the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

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Item 7.                      Material to be Filed as Exhibits
EXHIBIT INDEX

Exhibit Number	Description

99.1*	Share Purchase Agreement, dated February 21, 2008
99.2*	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3*	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4*	Shareholders’ Agreement, dated February 21, 2008
99.5*	Seller Credit Agreement
99.6*	Senior Secured Term Loan Facility
99.7*	Chervil Loan Agreement
99.8*	General Deeds of Pledge
99.9*	Petersen PTY Loan Agreements
99.10*	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11*	Registration Rights Agreement, dated February 21, 2008
99.12*	Direct Agreement, dated February 21, 2008
99.13*	Supplemental Agreement, dated February 21, 2008
99.14*	Options Registration Rights Agreement, dated February 21, 2008
99.15*	Letter Agreement, dated February 21, 2008
99.16*	Letter Agreement, dated February 5, 2008
99.17*	Intercreditor Agreement, dated February 21, 2008
99.18*	Powers of Attorney
99.19*	Joint Filing Agreement
99.20**	Loan Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.21***	Guaranty Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.22***	First Option Stock Purchase Agreement among Repsol and certain of its affiliates, PEISA, and Petersen SA, dated November 12, 2008 (English translation)
99.23***	Pledge and Security Agreement among PEISA, Repsol, and The Bank of New York Mellon, dated November 12, 2008.
99.24****	Second Option Senior Secured Term Loan Facility dated May 3, 2011
99.25****	G&FS Loan Agreement, dated February 22, 2010
99.26****	New Deeds of Pledge, dated February 22, 2010
99.27**** 99.28**** 99.29****	Accession Agreement, dated December 30, 2009 New Power of Attorney New Joint Filing Agreement
99.30	Second Option Seller Credit Agreement
99.31	Second Option Share Purchase Agreement
99.32	Second Option Intercreditor Agreement
99.33	Second Option Seller Pledge and Security Agreement
99.34	Second Option Security Agreement
99.35	Seller Promissory Note
99.36	Assignment of the Options Registration Rights Agreement

* Previously filed as an Exhibit to the Schedule 13D filed with the SEC on February 29, 2008.
** Previously filed as an Exhibit to Amendment No. 4 to Schedule 13D filed with the SEC on September 11, 2008.
*** Previously filed as an Exhibit to Amendment No. 8 to Schedule 13D filed with the SEC on November 12, 2008.
****Previously filed as an Exhibit to Amendment No. 10 to Schedule 13D filed with the SEC on May 5, 2011.

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi

By: Mauro Renato José Dacomo Title: Attorney-in-Fact Sebastián Eskenazi	By: /s/ Mauro Renato José Dacomo Mauro Renato José Dacomo Attorney-in-Fact May 20, 2011

By: Mauro Renato José Dacomo Title: Attorney-in-Fact Matías Eskenazi Storey

By: Mauro Renato José Dacomo Title: Attorney-in-Fact
Ezequiel Eskenazi Storey
By: Mauro Renato José Dacomo Title: Attorney-in-Fact

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 10 of 11

PETERSEN ENERGIA, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA INVERSORA , S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA INVERSORA, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 11 of 11

PETERSEN ENERGÍA INVERSORA HOLDINGS, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN INVERSIONES SPAIN, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact